UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number …………..3235-0058
Washington, D.C. 20549	Expires ……….......October 31, 2018
Estimated average burden
hours per response ….…….…..2.50

SEC FILE NUMBER
FORM 12b-25	001-38019

NOTIFICATION OF LATE FILING	CUSIP NUMBER 29276K101

(Check One) :	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy XXI Gulf Coast, Inc. Full Name of Registrant

N/A Former Name if Applicable
1021 Main, Suite 2626
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy XXI Gulf Coast, Inc. a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”). The Company is unable to file, without unreasonable effort or expense, the 2017 Form 10-K on or prior to the prescribed filing date.

The Company expects to report a material weakness in the design of our controls over the accounting for certain legacy purchase and sale contracts in relation to our recorded asset retirement obligations. In periods prior to emergence from bankruptcy, Energy XXI Ltd, the Company’s predecessor, in connection with certain purchase and sale agreements, transferred and/or assumed certain plugging and abandonment liabilities that were not subsequently accounted for properly within the asset retirement obligations account balance. The predecessor’s control procedures did not identify certain liabilities within the asset retirement obligation detail ledgers pertaining to legacy purchase and sale agreements that were transferred to new owners and certain liabilities that were inadvertently included in both the asset retirement obligation detail ledgers and accrued expenses, thereby overstating the Company’s liability. While these errors originated during periods prior to emergence from bankruptcy, the Company’s controls in place at December 31, 2017 did not identify and correct the errors. No additional errors were identified pertaining to any 2017 initiated purchase and sale agreements.

The Company has completed the work necessary to identify these errors and to assess the Company’s internal controls in light of these errors. Furthermore, the appropriate adjustments relating to this material weakness and the description of the related remedial measures have been incorporated into the Company’s financial statements. However, these activities extended the time needed to finalize the 2017 Form 10-K, as a result of which the Company is unable to file the 2017 Form 10-K on or prior to the prescribed filing date.

The Company intends to file the 2017 Form 10-K no later than March 21, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tiffany J. Thom Cepak	713	351-3096
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s consolidated revenues were $511.6 million and $561.4 million for the years ended December 31, 2017 and December 31, 2016, respectively. The decrease in revenues was primarily due to lower oil, natural gas liquids and natural gas sales volumes and loss on derivative financial instruments, partially offset by higher realized prices for oil, natural gas liquids and natural gas sales.

The Company’s consolidated net loss attributable to common stockholders for the year ended December 31, 2017 was $341.0 million, or $10.26 diluted net loss per common share. Net loss for the year ended December 31, 2017 was primarily due to lower oil and natural gas sales volumes, increases in lease operating expenses and impairment of oil and natural gas properties.

The Company’s consolidated net income attributable to common stockholders for the year ended December 31, 2016 was $2,637.8 million, or $25.22 diluted net income per common share. The result of a net income for the year ended December 31, 2016 was primarily due to recording of gains on reorganization and fair value adjustments and lower lease operating expense, lower depreciation, depletion and amortization, lower impairment of oil and natural gas properties, lower general and administrative expenses and lower interest expense.

Under the terms of the Company’s First Lien Exit Credit Agreement executed in 2016, a third party engineer report was required annually, with the first report due by May 31, 2017. As a result, the Company had a fully-engineered report prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineering firm (“NSAI”) as of March 31, 2017 and December 31, 2017. The estimates of proved crude oil and natural gas reserves attributable to the Company’s net interests in oil and gas properties as of March 31, 2017 utilizing SEC 12-month average pricing resulted in a decrease in proved reserves and PV-10 (the net present value, determined using a discount rate of 10% per annum, of the future net revenues expected to accrue to the proved reserves of the Company and its subsidiaries) value of 12.5 MMBOE and $27 million, respectively as of March 31, 2017 compared to the estimated proved reserves and PV-10 value prepared by the Company’s internal reservoir engineers as of December 31, 2016. The primary non-commodity price factors contributing to the difference between the NSAI March 31, 2017 SEC reserve report and the internally-prepared December 31, 2016 SEC reserve report are: (i) technical reassessments, (ii) higher capital costs and (iii) production during the first quarter of 2017. The impact of those factors was partially offset by higher SEC average commodity prices for both crude oil and natural gas. As a result of these changes, as of March 31, 2017, the Company incurred an impairment of the Company’s oil and natural gas properties of $40.8 million, net of a $3.3 million adjustment related to revision of prior period financials. For the year ended December 31, 2017, the Company recorded an impairment to oil and natural gas properties of $185.9 million due to the decrease in proved reserves and PV-10 value.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file its Annual Report on Form 10-K on or before the fifth calendar day following its prescribed due date. There can be no assurance that the Company will be able to file its Annual Report on Form 10-K within that time period or that any estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company’s actual results include the effects of various risk factors and uncertainties disclosed in the Company’s filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances except to the extent required by applicable law.

Energy XXI Gulf Coast, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2018	By:	/s/ Tiffany J. Thom Cepak
Tiffany J. Thom Cepak
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.